Exhibit 21.1
SUBSIDIARIES OF WAG! GROUP CO.
As of December 31, 2023

Subsidiaries	State or other jurisdiction of incorporation or organization
Compare Pet Insurance Services, Inc.	Delaware, USA
Furmacy, Inc.	Delaware, USA
Pawsome, Inc.	Delaware, USA
Rowlo Woof Limited	United Kingdom
Wag Labs, Inc.	Delaware, USA
Wag Wellness, Inc.	Delaware, USA
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